Atna Acquires Another Bonanza Gold Prospect In Nevada

Vancouver, B.C. (February 25, 2003) - Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has optioned the Clover gold prospect, located in the Midas district of North Central Nevada.

Clover is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining's Ken Snyder mine (2.7 million tons averaging 1.12 oz/ton gold, and 12.82 oz/ton silver) which is located approximately 17 km west of the property.

Clover is situated along the northern margin of the Midas trough, along the southwest flank of the Snowstorm Mountains. Drilling by previous operators intersected mineralized banded quartz-adularia veins and breccia fillings, with significant intercepts including: 32 feet grading 0.74 oz/ton Au, 2.5 feet grading 8.0 oz/ton Au, 25 feet of 0.23 oz/ton Au, and 5 feet grading 0.53 oz/ton Au. Mineralization occurs within two zones that are largely open along strike and down-dip, associated with north-northwest and east-northeast striking structures. High-grade float boulders grading up to 0.93 oz/ton Au and 9.0 oz/ton Ag in grab samples, were discovered approximately two miles north-northwest of this drilling.

Mid-Miocene aged bi-modal volcanic rocks on the western margin of the Northern Nevada rift underlie the property. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain widespread anomalous gold (20-70 ppb).

Atna plans to drill the property in April 2003, targeting extensions of known mineralization. The system will also be tested at depth, where continuity in grade and structure may occur, as it does at the nearby Ken Snyder deposit.

Under terms of the option agreement, Atna may acquire a 100% interest in the Clover property by paying US$20,000 on signing, US$25,000 on the 1st anniversary and US$30,000 on each subsequent anniversary until the vendor receives cumulative total payments of US$300,000. The vendor retains a 3% NSR, Atna has the right to buy back the royalty for US$1,000,000 per 1% interest.

Clover is a high grade prospect with drill ready targets that augments Atna's portfolio of gold properties in one of the world's premier gold mining districts. An aggressive strategy of exploration and drilling will be executed over the next six months.

For further information contact:
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com, http://www.atna.com